Mail Stop 4720

January 14, 2011

Darren K. Williams
Chief Financial Officer
Centra Financial Holdings Inc.
990 Elmer Prince Drive
P. O. Box 656
Morgantown, WV 26507-0656

      Re: **Centra Financial Holdings Inc.**
              Form 10-K for Fiscal Year Ended
              December 31, 2009
              Forms 10-Q for Fiscal Quarters Ended
              March 31, 2010, June 30, 2010
              and September 30, 2010
              File No. 000-49699

Dear Mr. Williams:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q as of September 30, 2010

Financial Statements, page 1

Note D – Fair Value Measurements, page 6

Impaired Loans, page 8

1. We note your disclosure that states when the fair value of the collateral supporting an impaired loan is "based on an observable market price or a current appraised value, you record the impaired loan as nonrecurring Level 2." Due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. We note you report $7,691 thousand of impaired loans as using Level 2 assumptions to determine their fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Management's Discussion and Analysis, page 11

Allowance and Provision for Credit Losses, page 18

2. We note that your total allowance slightly increased from $18.0 million as of December 31, 2009 to $18.3 million as of September 30, 2010. We also note your significant increase in specific reserves from $2.4 million as of December 31, 2009 to $5.0 million as of September 30, 2010, which resulted in a significant decrease in your general reserve over the same period. On page 19 you state that the historical loss experience has increased from prior periods due to the higher level of losses since September 30, 2009 and on page 18 you discuss the deterioration of general economic conditions. Given these disclosures and with a view toward more enhanced disclosures in this section of Management's Discussion and Analysis, please tell us and revise future filings to more fully discuss how changes in trends in your recent credit experience and in the overall credit environment are factored into overall changes in your general reserve.

3. Please also tell us and revise future filings to more fully discuss the reasons for significant changes to any coverage or other allowance for loan losses ratio that you use to convey how management considers the movement/directional consistency of the allowance for loan losses as compared to total non-performing loans. Please provide a more granular and transparent discussion by loan category, should you have significant, material balances of different non-performing loan components. For example, we note you disclose the significant increase in commercial non-accrual loans to $22.4 million at September 30, 2010, from $4.9 million at December 31, 2009, however, there is no discussion of how management evaluated changes in ratios resulting from changes in the allowance for loan losses and individual non-performing loan categories.

4. In your consolidated statement of income, you report a provision of credit losses of $2,590 thousand for the nine months ended September 30, 2010. However, in

the table on page 18, you report $2,862 thousand as your provision of credit losses for the same period. Please provide us with a reconciliation of these amounts and revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant